Exhibit 99.1

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders of Check-Cap Ltd. (the “Meeting”) to be held on Thursday, December 20, 2018, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, for the following purposes:

1.	To approve amended compensation terms for Mr. Alex Ovadia, our Chief Executive Officer; and

2.	To approve a one-time award of equity-based compensation, consisting of restricted stock units and options, to Mr. Alex Ovadia, our Chief Executive Officer.

We are currently not aware of any other matters that will come before the Meeting.  If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Only shareholders of record at the close of business on November 13, 2018, are entitled to notice of and to vote at the Meeting or at any adjournment thereof.

The Proxy Statement describing the various matters to be voted upon at the Meeting and the accompanying proxy card will be mailed to shareholders. Shareholders may also review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com, and also at our offices during regular business hours (Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Mount Carmel, Israel; Tel: +972-4-+972-4-8303400 (phone)).

Proxies must be received by our transfer agent or at our registered office in Israel no later than thirty-three (33) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the thirty-three (33) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Our company’s representatives are Lior Torem, our Chief Financial Officer, at lior.torem@check-cap.com or +972-4-8303401, and Rachel Cohen-Menirom, our General Counsel, at rachel.cohen-menirom@check-cap.com or +972-4-8303424, Check-Cap Ltd., Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel; Tel: +972-4-8303424.  Detailed voting instructions are provided both in the Proxy Statement and the proxy card.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.

In addition, for the approval of each of the proposals, one of the following two voting requirements must be met: (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of the proposals.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of the proposals.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on the proposals, you should contact our Chief Financial Officer, Lior Torem, at lior.torem@check-cap.com or +972-4-8303401, or our General Counsel, Rachel Cohen-Menirom, at rachel.cohen-menirom@check-cap.com or +972-4-8303424.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on the proposals indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the proposals at the Meeting, whether or not the shareholder has a personal interest in each such proposal.  Otherwise, the shareholder is not eligible to vote on the proposals and his or her vote will not be counted for the purposes of the proposals.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Sincerely, /s/ Steven Hanley Steven Hanley Chairman of the Board of Directors

November 6, 2018

- ii -

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel
_____________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Check-Cap Ltd. to be voted at an Extraordinary General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held on Thursday, December 20, 2018, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (i) the approval of amended compensation terms for Mr. Alex Ovadia, our Chief Executive Officer; and (ii) the approval of a one-time award of equity-based compensation, consisting of restricted stock units and options, to Mr. Alex Ovadia, our Chief Executive Officer.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on November 13, 2018.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 13, 2018, or which appeared in the participant listing of a securities depository on that date.  See below “How You Can Vote.”

How You Can Vote

•
Voting in Person.  If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

•
Voting by Proxy.  If you are a shareholder of record, these proxy materials are being sent directly to you by our transfer agent. You may submit your proxy by completing, signing and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope.  If your ordinary shares are held in “street name,” these proxy materials are being forwarded to you by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  Please follow the voting instructions provided to you by your broker, trustee or nominee.  Proxies must be received by our transfer agent or at our registered office in Israel no later than thirty-three (33) hours prior to the designated time for the Meeting. Proxies received by our transfer agent or at our registered office in Israel during the thirty-three (33) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Chief Financial Officer, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.

In addition, for the approval of each of the proposals, one of the following two voting requirements must be met: (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of the proposals.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of each of the proposals.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on the proposals, you should contact our Chief Financial Officer, Lior Torem, at lior.torem@check-cap.com or +972-4-8303401, or our General Counsel, Rachel Cohen-Menirom, at rachel.cohen-menirom@check-cap.com or +972-4-8303424.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on the proposals indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposals and his or her vote will not be counted for the purposes of the proposals.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  We may engage a proxy solicitation firm to assist with the solicitation of proxies.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees, without additional remuneration.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

To our knowledge, no person or entity beneficially owns more than 5% of our outstanding ordinary shares.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of October 31, 2018 by (i) each of our directors, director nominees and executive officers; and (ii) all of our directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 5,329,891 ordinary shares, NIS 2.40 par value per share, outstanding as of October 31, 2018.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of October 31, 2018 are deemed to be outstanding and beneficially owned by the person or entity holding such options or warrants for the purpose of computing the number of shares beneficially owned by such person or entity. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person or entity.

Except as indicated in the footnotes below, we believe that the persons named in the table below have sole voting and investment power with respect to the ordinary shares indicated in the table as being beneficially owned by them.

Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and Executive Officers
Alex Ovadia	*	*
Lior Torem	*	*
Yoav Kimchy(1)	64,075	1.20%
Steven Hanley	*	*
Clara Ezed	*	*
Mary Jo Gorman	*	*
XiangQian (XQ) Lin	*	*
Yuval Yanai	*	*
All director and executive officers as a group (8 persons)(2)	409,687	7.6%
___________

* Less than 1% of our ordinary shares.

(1)
Includes: (i) 27,037 ordinary shares directly held by Yoav Kimchy; (ii) 10,258 ordinary shares subject to options held by Yoav Kimchy that are currently exercisable or exercisable within 60 days of this table; (iii) 68 restricted stock units held by Yoav Kimchy that shall vest within 60 days of this table (iv) 26,640 ordinary shares directly held by Sigalit Kimchy, the wife of Yoav Kimchy; (v) 70 ordinary shares subject to options held by Sigalit Kimchy that are currently exercisable or exercisable within 60 days of this table; and (vi) 2 restricted stock units held by Sigalit Kimchy that shall vest within 60 days of this table. Yoav Kimchy and Sigalit Kimchy have joint beneficial ownership over the shares beneficially held by them.

(2)	See footnote (1) for certain information regarding beneficial ownership.

PROPOSAL 1
APPROVAL OF AMENDED COMPENSATION TERMS TO OUR CHIEF EXECUTIVE OFFICER
(Item 1 on the Proxy Card)

Mr. Alex Ovadia has served as our Chief Executive Officer effective since February 26, 2018. Prior to that, Mr. Ovadia served as our Chief Operating Officer and Israeli Site Manager since July 1, 2015, in addition to serving as our Vice President of Research and Development since January 2013. Mr. Ovadia has also served as a member of the Board of Directors of our U.S. subsidiary, Check-Cap US, Inc., since March 2018.

Mr. Ovadia has more than 25 years of experience leading global operations, in addition to worldwide management of complex projects.  From 2001 to 2012, Mr. Ovadia served in various positions as global director and senior manager for CT research and development at Philips Healthcare – CT Systems.  Mr. Ovadia was also appointed as a member of Global CT R&D staff and as a member of management of Philips Medical System Technologies Ltd.  Prior to that, from 1990 to 2001, Mr. Ovadia served as project/systems engineering manager for large scale military projects, mainly aircraft upgrades for U.S. and European governments performed by Elbit Systems Ltd.  Mr. Ovadia holds a BSc degree in electrical engineering from the Technion-Israel Institute of Technology.

At the extraordinary general meeting of shareholders held on April 2, 2018, our shareholders approved the initial terms of engagement of Mr. Ovadia as our Chief Executive Officer, which were substantially the same economic terms to which he was entitled when he served in his former position as our Chief Operating Officer, Vice President of Research and Development and Israeli Site Manager.  Subsequently, our Compensation Committee engaged an outside consultant to conduct a peer group analysis of the engagement terms of other chief executive officers in similar industries and companies of our size.  Our Compensation Committee and Board of Directors reviewed the peer group analysis, including relevant benchmarks and market trends, and also took into consideration the compensation terms of our former Chief Executive Officer (which included an annual base salary of $350,000) and the requirements and guidelines set forth in our Compensation Policy.  Based on such review and consideration, our Compensation Committee and Board of Directors determined that it would be appropriate to amend certain of Mr. Ovadia’s terms of engagement and presented the proposed amended terms for approval at our annual general meeting of shareholders held on September 15, 2018; however, the proposal was rejected by our shareholders.

Our Compensation Committee and Board of Directors have reviewed the results of the 2018 annual general meeting of shareholders and further considered and discussed Mr. Ovadia’s compensation terms.  Furthermore, the Compensation Committee and Board considered the requirements and guidelines set forth in our Compensation Policy for Executive Officers and Directors.  Based on such review, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the following amendments to Mr. Ovadia’s terms of engagement:

•
Mr. Ovadia’s annual base salary shall be increased to NIS 1,131,500 (approximately $303,951, translated using the rate of $1.00 = NIS 3.721, the exchange rate published by the Bank of Israel on October 31, 2018), to be paid in monthly installments of NIS 94,292 each, effective as of December 1, 2018.  Mr. Ovadia’s current base salary is NIS 924,000 (approximately $248,320, translated using the rate of $1.00 = NIS 3.721, the exchange rate published by the Bank of Israel on October 31, 2018), which was paid in monthly installments of NIS 77,000 each.

•
Mr. Ovadia shall be entitled to an increased annual bonus of up to 50% of the annual base salary, effective as of the 2018 annual bonus.  The annual bonus shall be subject to the achievement of certain criteria for each 12 month-period (or such shorter or longer period determined by our Compensation Committee and Board of Directors), as shall be determined by our Compensation Committee and Board of Directors, in accordance with our compensation policy, as in effect and approved by our shareholders from time to time, and subject to applicable law and our compensation policy, a non-material portion of the annual bonus may be based on non-measurable criteria.

With respect to Mr. Ovadia’s 2018 annual bonus, 80% of the bonus is conditioned on the achievement of measurable targets relating to the period from the approval date and through to December 31, 2018, which were defined by our Compensation Committee and Board of Directors in July 2018, following the completion of the underwritten public offering.  In addition, 20% of Mr. Ovadia’s 2018 annual bonus may be awarded based on the discretion of our Compensation Committee and Board of Directors, subject to shareholder approval in accordance with Israeli law.

The Board of Directors and Compensation Committee may determine that Mr. Ovadia shall be entitled to certain portion(s) of the bonus upon partial achievement of the criteria and that the bonus shall be conditioned upon the achievement of a minimum threshold of the criteria.  The Board of Directors and Compensation Committee may further determine that in the event that Mr. Ovadia’s employment terminates prior to the end of a full 12-month period, he shall be entitled to the relative portion of the bonus, based on the actual employment term during the 12-month period.  In the event of termination for “Cause” (as such term is defined in Mr. Ovadia’s employment agreement), he shall not be entitled to any bonus for the 12-month period during which his employment was terminated.  Mr. Ovadia shall be required to repay any amounts paid to him as a bonus, if subsequently it transpires that such amounts were paid on the basis of figures that were incorrect and were restated in the Company financial statements, all in accordance with applicable law and the Company’s compensation policy.

•
The prior notice period for termination of Mr. Ovadia’s employment by each of the Company and Mr. Ovadia shall be increased from three months to six months, except that the Company will be entitled to terminate Mr. Ovadia’s employment agreement immediately for “Cause” (as such term is defined in his employment agreement).

•	Mr. Ovadia may be entitled to a one-time payment of up to 100% of his annual base salary in connection with a “Transaction”, as such term is defined in our 2015 Equity Incentive Plan (the “2015 Plan”), as shall be determined by our Compensation Committee and Board of Directors and subject to such other terms and conditions as the Compensation Committee and Board of Directors may determine. “Transaction” is generally defined in the 2015 Plan as a sale of all or substantially all of our assets or shares; a merger or consolidation; or a scheme of arrangement for the purpose of effecting such a sale, merger, consolidation, amalgamation or other transaction.

Our Compensation Committee and Board of Directors concluded that Mr. Ovadia’s proposed amended terms of office and employment, as described above, are reasonable and appropriate in view of the following:

(a)	The terms of office and employment of Mr. Ovadia are consistent with our Compensation Policy and are congruent with its objectives and the inclusive monetary total to the Chief Executive Officer;

(b)
An external, independent, expert appraiser compared Mr. Ovadia’s employment terms to those of chief executive officers at comparable companies and found that they do not deviate from the range of overall compensation being paid to such executives at similar companies;

(c)
Mr. Ovadia’s terms of employment are commensurate, considering his education, qualifications, expertise and extensive experience in the medical devices industry in general, and taking into account Mr. Ovadia’s performance in his various roles in the past and currently;

(d)
Mr. Ovadia’s proposed terms of engagement include an appropriate balance between the fixed components and the variable components. The variable components are limited to maximums that are consistent with the requirement for a close link between payments to the chief executive officer and our company’s performance;

(e)	Mr. Ovadia’s performance and significant contribution to our company include:

❖	Successful closing of a $20.2 million underwritten public offering in May 2018, which allowed the company to accelerate its clinical program;

❖
Release of encouraging interim results from our post-CE approval study of our C-Scan system version 3 in September 2018, further to obtaining CE approval for our C-Scan system on January 2018, in line with our corporate goals for 2018;

❖	Receipt of approval from the Israeli Ministry of Health for the initiation of commercial sales in Israel of our C-Scan system in September 2018;

❖	Completion of submission of an Investigational Device Exemption (IDE) to the U.S. Food and Drug Administration to advance studies of our C-Scan system in October 2018; and

❖	Ongoing strategic partnership with GE Healthcare towards U.S. pilot study initiation.

Other than as described above, Mr. Ovadia’s terms of engagement as Chief Executive Officer shall remain as currently in effect.

Under the Israeli Companies Law, the terms of engagement of a chief executive officer that are consistent with a company’s compensation policy require the approval of the compensation committee, board of directors and shareholders by a special majority (as described below), in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the amended terms of engagement of Mr. Ovadia, the Company’s Chief Executive Officer, as described in Proposal 1of the Proxy Statement for the Meeting, be, and hereby are, approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent (2%) of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of “personal interest,” see above “Vote Required for Approval of the Proposals.”

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 2
APPROVAL OF EQUITY-BASED AWARD COMPENSATION TO OUR CHIEF EXECUTIVE OFFICER
(Item 2 on the Proxy Card)

To date, we have granted to Mr. Ovadia options to purchase an aggregate 13,174 ordinary shares and an aggregate 1,834 restricted share units (“RSUs”), all of which were granted to him in his previous capacities as our Vice President of Research and Development, Chief Operating Officer and Israeli Site Manager and prior to Mr. Ovadia’s appointment as our Chief Executive Officer.  Of such equity awards, options to purchase an aggregate 906 ordinary shares and 1,145 RSUs remain unvested as of the date hereof, all of which are scheduled to fully vest by February 2021 and are of immaterial value.

Following Mr. Ovadia’s appointment to serve as our Chief Executive Officer on February 26, 2018, our Compensation Committee engaged an outside consultant to conduct a peer group analysis of the engagement terms (including equity-based awards) of other chief executive officers in similar industries and companies of our size.  Based on such analysis, including the review of relevant benchmarks and market trends, at our 2018 annual general meeting of shareholders held on September 15, 2018, we proposed to approve the award to Mr. Ovadia of equity-based compensation, consisting of 39,685 RSUs and options to purchase 92,599 ordinary shares.  The terms of the proposed RSUs and options included a three year vesting schedule and the proposed exercise of the options was US$3.92 (equal to the average closing price of our ordinary shares on the NASDAQ Capital Market during the 30 trading days prior to the approval of the grant of the award by our board of directors).  However, the proposal was rejected by our shareholders.

Our Compensation Committee and Board of Directors subsequently reviewed the results of the 2018 annual general meeting and further considered and discussed Mr. Ovadia’s compensation terms, including the terms of the proposed equity-based award.  Based on such review, our Compensation Committee and Board of Directors resolved that it would be appropriate and in our best interest to approve, subject to shareholder approval, the award to Mr. Ovadia of equity-based compensation, consisting of performance-based RSUs and options, in recognition of our company’s substantial achievements under Mr. Ovadia’s leadership, as described in Proposal 1, as well as his significant contribution to our ongoing operations during his tenure.  The Compensation Committee and Board of Directors noted that it is in our best interest to retain Mr. Ovadia in office and to create incentives that will link his compensation to our achievements and the interests of our shareholders, while ensuring that the adequate incentives are put in place to maximize our company’s long-term value.

Accordingly, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the award to Mr. Ovadia of 39,685 performance-based RSUs, valued at approximately $142,000, and options to purchase 92,599 ordinary shares, valued at approximately $277,000, in each case based on a Black & Scholes (“B&S”) model and based on the last reported sale price of our ordinary shares on the NASDAQ Capital Market on October 30, 2018.  The B&S model calculation was conducted according to the method set forth in Note 2 of our financial statements included in our annual report on Form 20-F for the year ended December 31, 2017, except for “expected volatility” that was calculated based on the historical sale price of our ordinary shares, with the necessary changes. The aggregate annual value of the options and performance-based RSUs is approximately $140,000.  The performance-based RSUs and options shall be awarded under, and shall be subject to the terms and conditions of, the 2015 Plan and the award agreement to be entered into with Mr. Ovadia.

The options shall vest over a period of three years commencing on their date of grant, such that 33.33% of the options shall vest on the first anniversary of the date of grant and an additional 8.33% will vest at the end of each subsequent three-month period thereafter, subject to Mr. Ovadia’ continuing service with the company on each applicable vesting date.  The exercise price of the options shall be the higher of (i) the average closing price of our ordinary shares on the NASDAQ Capital Market during the 30 trading days prior to the approval of the grant of the award by the shareholders at the Meeting, plus a 5% premium; and (ii) US$3.92.

The performance-based RSUs will vest over a period of three years commencing on January 1, 2019, in three equal tranches, and shall be subject to the achievement of performance-based targets (“Performance Targets”). The Performance Targets for each calendar year during the three year vesting period will be the same as the company targets that are defined for such year for the annual bonus for all of our executives, and shall be predefined at the beginning of each such calendar year by our Compensation Committee and Board of Directors in accordance with our Compensation Policy.  At least 80% of the Performance Targets for any calendar year must be met to be entitled to the tranche with respect to such calendar year, and once met, the applicable tranche will vest in full.  The Compensation Committee and the Board of Directors shall determine if the Performance Targets have been met for each applicable calendar year following the filing of our annual financial statements for each such year.  Mr. Ovadia must be serving as our Chief Executive Officer on the date of the filing of the Company’s annual financial statements for each calendar year during the three year vesting period to be entitled to the performance based RSU tranche for any such calendar year.  The vesting conditions for the performance-based RSUs with respect to the Performance Targets will include a mechanism for deferring vesting to the following years in the event of a failure to fulfill the criteria for any calendar year, provided that the cumulative average achievement criteria of the Performance Targets during the vesting period is met.

The proposed equity-based award to Mr. Ovadia, as described above, is consistent with our Compensation Policy.

Under the Israeli Companies Law, the terms of engagement of a chief executive officer, including the award of equity-based compensation to a chief executive officer, that are consistent with a company’s compensation policy, require the approval of the compensation committee, board of directors and shareholders by a special majority (as described below), in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the award to Mr. Alex Ovadia of performance-based RSUs and options, in such amounts and with such terms and conditions, including vesting terms, as set forth in Proposal 2 of the Proxy Statement for the Meeting, be, and hereby is, approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent (2%) of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of “personal interest,” see above “Vote Required for Approval of the Proposals.”

The Board of Directors recommends a vote FOR the foregoing resolution.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law and the regulations promulgated thereunder.  Under Section 66(b) of the Israeli Companies Law, one or more shareholder(s) who severally or jointly hold at least 1% of or outstanding voting rights are entitled to request that our Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company’s notice with respect to its general meeting of shareholders.  Accordingly, any such shareholder(s) may request to include a proposal on the agenda of the Meeting by submitting their proposals in writing to Rachel Cohen-Menirom, our General Counsel, at the following address: Check-Cap Ltd., Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, Attention: General Counsel.  For a shareholder proposal to be considered for inclusion at the Meeting, our General Counsel must receive the written proposal, together with the accompanying documentation and information required to be submitted under Israeli law, no later than November 13, 2018.  If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda on the Meeting, we will publish a revised agenda for the Meeting no later than November 20, 2018, by way of issuing a press release or submitting a Report on Form 6-K to the SEC.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, /s/ Steven Hanley Steven Hanley Chairman of the Board of Directors

Date: November 6, 2018